Exhibit 99.1

NEWS RELEASE

Attention business/financial editors and telecommunication reporters:

Call-Net Reports Fourth Quarter and Year-End Results for 2004

—	Revenue $211 million for fourth quarter, $819 million for year, a 2% increase over 2003
—	EBITDA $32 million for fourth quarter, $105 million for year, a 9% increase over 2003
—	99,600 local service lines added in fourth quarter, total of 203,300 for year, a 111% increase over 2003
—	5,000 business accounts added in fourth quarter, total of 20,000 for year, an 82% increase over 2003

TORONTO, ON, February 23, 2005 - Call-Net Enterprises Inc. a national facilities-based provider of competitive voice, enhanced voice, data and IP solutions to households and businesses across Canada, today reported financial results for the fourth quarter and the year ended December 31, 2004.

“During 2004, our consumer revenue grew by 10 per cent and our business service by six per cent, accelerated by a strategic acquisition,” said Bill Linton, president and chief executive officer. “Continued growth and productivity gains resulted in improved profitability of the Company. In the fourth quarter, local service, data, and wireless revenues provided 52 per cent of our total revenue and exceeding the total of long distance.”

Q4 2004 Highlights
Consolidated revenue for the fourth quarter of 2004 was $211 million, a three per cent increase from the same period last year. Revenue included the impact of slightly more than one month’s revenue from the acquisition of a significant portion of 360networks business customers based in eastern Canada, from Bell Canada in November 2004. Fourth quarter earnings before interest, taxes, depreciation and amortization (EBITDA) were $32 million, a $7 million increase from the fourth quarter of 2003. During the quarter the Company generated free cash flow (EBITDA less interest, cash taxes and capital expenditures) of $8 million.

Consistent with previous quarters, year-over-year growth in the consumer and business services divisions was partially offset by declines in carrier services. The Company continued to make progress selling bundled services to households and small and medium sized businesses, selling IP Enabled Solutions and enhanced voice services to businesses, and winning several multi-national accounts in partnership with Sprint in the United States. During the fourth quarter, Call-Net added 99,600 net local equivalent lines of which 25,500 were consumer lines and 67,900 were attributed to the Bell/360 acquisition. Call-Net also finished the quarter with 30,600 wireless lines.

Consumer services revenue improved compared with the same quarter in 2003 as increases in local and wireless service revenue more than offset declines in dial-up Internet and long distance services. Revenue from bundled products continued to grow relative to revenue from stand-alone products. At the same time churn on home phone service declined from 2.8 per cent in 2003 to 2.5 per cent in 2004.  Business revenue improved in the fourth quarter relative to the same period in 2003, fueled by the acquisition of Bell/360 customers in Eastern Canada and growth in local and data sales.

“During the quarter we finalized the acquisition of the business customer base and specific network facilities of 360networks in Ontario, Quebec and Atlantic Canada. Revenue from this new customer base accounted for approximately $8 million of our consolidated revenue for the fourth quarter and contributed approximately $1 million of EBITDA. We expect to finalize the assets to be acquired and related costs during the second quarter,” added Linton.

Carrier charges continued to be less than 50 per cent of revenue. Network optimization, favourable changes in the product mix, dispute wins, regulated price changes and aggressive contract negotiations led to an improvement in gross profit, which totaled $109 million in the fourth quarter, a $2 million increase from the same period in 2003.

Operating costs for the quarter fell, reflecting productivity improvements brought about by an organizational realignment. Total operating costs for the fourth quarter were $77 million, a six per cent decrease over the same period last year.

The most significant regulatory decision during the quarter was Telecom Decision CRTC 2004-72 which reduced primary inter-exchange carrier (PIC) processing charges by up to 90 per cent in some cases. PIC processing charges are rates we pay to the local exchange carrier to set up the automatic routing of long distance calls to our network. The decision had a retroactive component of $2 million which was credited against fourth quarter carrier charges.

Telecom Decision CRTC 2005-6 with respect to competitor digital network services (CDN services) was released on February 3, 2005. The impact of this decision has not been reflected in the quarterly results.

2004 Highlights
For the year ended December 31, 2004, Call-Net reported total revenue of $819 million, a two per cent increase from the previous year. The consumer business grew by 10 per cent and business services by six per cent fueled by the sale of new products and services and the acquisition of Bell/360 customer base in Eastern Canada. This growth more than offsets continuing declines in carrier services. Call-Net made significant inroads in the local services market adding 104,800 net consumer lines and 98,500 net equivalent business lines ending 2004 with 470,900 net equivalent lines. Profitability continued to improve with EBITDA at $105 million compared to $96 million in 2003.

“Our 2004 operating and financial results mark another turning point in the evolution of our business as we continued to grow both revenue and EBITDA,” said Roy Graydon, executive vice president and chief financial officer. “The effects of our product diversification strategy have resulted in a stronger more viable company.”

2005 Outlook
In 2005, Call-Net expects to continue to grow its consumer and business divisions offset somewhat by continued decline in carrier services revenue. Top line revenue is expected to be $870 million to $885 million, up six to eight per cent from 2004. On a consolidated basis, the Company’s total revenue mix is expected to be approximately 33 per cent local and other services, 24 per cent data and IP services and 43 per cent long distance.

In the consumer market, Call-Net intends to launch a high-speed Internet access product using next generation digital subscriber line (DSL) technology, during the third quarter. The focus will remain on attracting home phone service customers and home phone service revenue is expected to comprise more than 55 per cent of total consumer revenue.

The business market will remain highly competitive, particularly in the large corporate and mid-sized market segments. Growth will come from the full integration of the Bell/360 business and the Company’s local service, IP-enabled and enhanced voice solutions. This growth is expected to offset declining long distance revenue. Call-Net is committed to maintaining a profitable carrier service operation with anticipated revenue declines in per unit pricing throughout 2005, offset by declining costs.

Carrier charges should remain at less than 50 per cent of revenue in 2005. On February 3, 2005, the Canadian Radio-television and Telecommunications Commission issued a decision regarding CDN services provided to competitive local exchange carriers. The decision is expected to result in annualized savings in carrier charges of at least $25 million.

EBITDA is expected to be in the range of $125 to $135 million up 19 to 29 per cent over 2004. After deducting cash interest and taxes, and capital expenditures, the Company expects free cash flow of between $16 to $21 million in the year.

Capital expenditures are expected to be in the range of seven to eight per cent of revenue for 2004, 60 per cent of which will be invested in growth including the deployment of residential high-speed access and 40 per cent on maintaining current operations and improving operational efficiency.

Conference call
Call-Net will host a conference call to discuss its fourth quarter results later today, Wednesday, February 23, 2005 at 1:00 p.m. ET. To participate, dial 416-695-5259 or 1-877-888-7019. The call will be audio webcast live at www.callnet.ca or by entering http://www.newswire.ca/webcast. The call will also be available on replay until March 2, 2005 at 416-695-5275 or 1-888-509-0081.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Non GAAP Financial Measures
Certain financial measures used in this news release do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this news release.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used to analyze operating results. The Company defines EBITDA as revenue less carrier charges and operating costs. EBITDA is used as a benchmark of operating performance and as a performance threshold in the management incentive plan. EBITDA as calculated by the Company may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow

The Company defines free cash flow as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and any late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs. The Company uses free cash flow as a measure of our ability to maintain operations and service debt.

For further information:

Media Contact:
Karen O'Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31 [millions of Canadian dollars]	2004	2003
		Restated
ASSETS
Cash and cash equivalents	38.9	56.5
Short-term investments	34.8	93.6
Cash, cash equivalents and short-term investments	73.7	150.1
Accounts receivable	22.8	42.7
Other current assets	30.2	48.9
Total current assets	126.7	241.7
Capital assets	458.3	516.7
Intangible assets	52.2	68.1
Other assets	11.7	12.6
Total assets	648.9	839.1
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	149.7	149.4
Long-term debt	268.5	387.1
Other long-term liabilities	53.3	49.1
Shareholders' equity
Capital stock
Common shares, unlimited authorized	49.7	49.8
Class B non-voting shares, unlimited authorized	298.5	297.6
Preferred shares, unlimited authorized	-	-
Contributed surplus	4.4	2.9
Deficit	(175.2)	(96.8)
Total shareholders' equity	177.4	253.5
Total liabilities and shareholders' equity	648.9	839.1

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

[millions of Canadian dollars, except per share amounts]	Three Months
	Ended
	Dec 31,	Dec 31,
	2004	2003
		Restated
Revenue	211.1	204.1
Carrier charges	101.9	96.8
Gross profit	109.2	107.3
Operating costs	77.3	82.4
Realignment, restructuring and other charges	6.5	-
Depreciation and amortization	36.9	38.6
Operating loss	(11.5)	(13.7)
Interest on long-term debt	(7.3)	(8.9)
Interest and other expense	(4.7)	(2.7)
Foreign exchange gain	13.9	12.8
Loss before taxes	(9.6)	(12.5)
Income tax expense	(4.2)	(4.4)
Net loss for the period	(13.8)	(16.9)
Deficit, beginning of period	(161.4)	(76.8)
Adjustment for stock-based compensation	-	(2.4)
Adjustment for asset retirement obligation	-	(0.7)
Deficit, beginning of period as adjusted	(161.4)	(79.9)
Deficit, end of period	(175.2)	(96.8)
Basic earnings (loss) per share	(0.39)	(0.48)
Fully diluted earnings (loss) per share	(0.39)	(0.48)

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

[millions of Canadian dollars]	Three Months Ended
	Dec 31,	Dec 31,
	2004	2003
		Restated
OPERATING ACTIVITIES
Net loss for the period	(13.8)	(16.9)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	36.9	38.6
Foreign exchange gain on long-term debt	(13.4)	(17.4)
Realignment, restructuring and other charges	6.5	-
Income taxes	3.9	4.3
Other non-cash operating expenses	1.0	0.6
Cash provided by operations before changes in non-cash working capital	21.1	9.2
Net change in non-cash working capital balances related to operations	(5.3)	(0.8)
Cash provided by operating activities	15.8	8.4
INVESTING ACTIVITIES
(Increase) decrease in short-term investments	11.3	(0.1)
Acquisition of capital assets	(14.9)	(13.3)
Acquisitions	(0.5)	0.3
(Increase)/decrease in deferred costs	0.1	(1.0)
Cash used in investing activities	(4.0)	(14.1)
FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.8)	(0.3)
Issuance of common shares	-	5.4
Cash provided by (used in) financing activities	(0.8)	5.1
Net increase (decrease) in cash and cash equivalents during the period	11.0	(0.6)
Cash and cash equivalents, beginning of period	27.9	57.1
Cash and cash equivalents, end of period	38.9	56.5

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31 [millions of Canadian dollars, except per share amount or otherwise indicated]				Pre- recapitalization
			Nine Months Ended	Three Months Ended
			Dec 31,	Mar 31,
	2004	2003	2002	2002
		Restated	Restated
Revenue	818.6	805.3	598.9	201.8
Carrier charges	400.6	409.9	335.7	116.8
Gross profit	418.0	395.4	263.2	85.0
Operating costs	313.1	299.3	228.5	73.1
Realignment, restructuring and other charges	1.2	7.0	30.5	-
Depreciation and amortization	146.6	157.3	120.7	41.8
Operating loss	(42.9)	(68.2)	(116.5)	(29.9)
Net gain (loss) on sale of capital assets and rights	(0.9)	-	9.4	-
Gain (loss) on repurchase of long-term debt	(4.0)	-	93.1	-
Reversal of change in control provision	4.7	-	-	-
Interest on long-term debt	(32.7)	(43.2)	(43.9)	(60.3)
Interest and other expense	(13.4)	(5.7)	(2.9)	(0.8)
Foreign exchange gain (loss)	17.1	85.9	4.1	(1.8)
Loss before taxes	(72.1)	(31.2)	(56.7)	(92.8)
Income tax benefit (expense)	(6.3)	(6.3)	(2.6)	1.0
Net loss for the period	(78.4)	(37.5)	(59.3)	(91.8)
Deficit, beginning of period, as previously reported	(93.0)	(57.7)	-	(2,759.4)
Adjustment for stock-based compensation	(2.9)	(1.2)	-	-
Adjustment for asset retirement obligations	(0.9)	(0.4)	-	-
Deficit, beginning of period, as restated	(96.8)	(59.3)	-	(2,759.4)
Deficit, end of period	(175.2)	(96.8)	(59.3)	(2,851.2)
Basic and diluted loss per share	(2.20)	(1.36)	(2.49)	(20.26)

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 [millions of Canadian dollars]				Pre-
				recapitalization
			Nine	Three
			Months	Months
			Ended	Ended
			Dec 31,	Mar 31,
	2004	2003	2002	2002
		Restated	Restated
OPERATING ACTIVITIES
Net loss for the period	(78.4)	(37.5)	(59.3)	(91.8)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	146.6	157.3	120.7	41.8
Unrealized foreign exchange (gain) loss on long-term debt	(17.8)	(85.9)	(4.8)	1.8
Reversal of change in control provision	(4.7)	-	-	-
Loss (gain) on repurchase of long-term debt	4.0	-	(93.1)	-
Income taxes	3.9	4.3	-	(2.4)
Other non-cash operating expenses	2.7	3.0	4.4	(0.2)
Net losses on disposals and writedowns of capital assets	0.9	-	1.3	-
Realignment, restructuring and other charges	1.2	-	-	-
Interest accretion on long-term debt	-	-	-	35.7
Cash provided by (used in) operations before changes in non-cash working capital	58.4	41.2	(30.8)	(15.1)
Net change in non-cash working capital balances related to operations	28.4	2.5	60.3	(8.3)
Cash provided by (used in) operating activities	86.8	43.7	29.5	(23.4)
INVESTING ACTIVITIES
(Increase) decrease in short-term investments	58.8	(2.7)	12.3	217.2
Acquisition of capital assets	(55.4)	(44.1)	(62.4)	(16.0)
Increase in long-term investment	(0.2)	-	-	-
Net proceeds on disposal of capital assets and rights	0.4	7.8	6.7	-
Acquisitions	(0.5)	(19.7)	(1.0)	-
Increase in deferred costs	(0.3)	(1.0)	-	(2.6)
Cash provided by (used in) investing activities	2.8	(59.7)	(44.4)	198.6
FINANCING ACTIVITIES
Decrease in right-of-way liability	(2.4)	(2.2)	(0.1)	(0.1)
Issuance of common shares	-	40.6	-	-
Repurchase of long-term debt	(104.8)	-	(29.7)	-
Cash provided by (used in) financing activities	(107.2)	38.4	(29.8)	(0.1)
Net increase (decrease) in cash and cash equivalents during the period	(17.6)	22.4	(44.7)	175.1
Cash and cash equivalents, beginning of period	56.5	34.1	78.8	15.5
Cash and cash equivalents, end of period	38.9	56.5	34.1	190.6

Call-Net Enterprises Inc.

RECONCILIATION OF NON-GAAP MEASURES
(Unaudited)

EBITDA	[millions of Canadian dollars]

	For the year ended December 31
	2004	2003
Operating loss	(42.9)	(68.2)
Depreciation & amortization	146.6	157.3
Realignment & other charges	1.2	7.0
EBITDA	104.9	96.1

	For the quarter ended
	Dec 31, 2004	Dec 31, 2003
Operating loss	(11.5)	(13.7)
Depreciation & amortization	36.9	38.6
Realignment & other charges	6.5	-
EBITDA	31.9	24.9

FREE CASH FLOW

	For the year ended December 31
	2004	2003
Free cash flow	10.8	12.0
Change in non-cash working capital & other	20.7	(5.6)
Acquisitions	(0.5)	(19.7)
Increase in long-term investments	(0.2)	-
Change in right-of-way liability	(2.4)	(2.2)
Repurchase of long-term debt	(104.8)	-
Issuance of equity	-	40.6
Change in cash, cash equivalents & short-term investments	(76.4)	25.1
Increase (decrease) in short-term investments	58.8	(2.7)
Change in cash & cash equivalents	(17.6)	22.4

	For the quarter ended
	Dec 31, 2004	Dec 31, 2003
Free cash flow	8.4	0.9
Change in non-cash working capital & other	(7.4)	(6.8)
Acquisitions	(0.5)	0.3
Change in right-of-way liability	(0.8)	(0.3)
Issuance of equity	-	5.4
Change in cash, cash equivalents & short-term investments	(0.3)	(0.5)
Increase (decrease) in short-term investments	11.3	(0.1)
Change in cash & cash equivalents	11.0	(0.6)